August 14, 2020

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C. 20549

ATTN:	Brittany Ebbertt, Senior Staff Accountant
Melissa Kindelan, Senior Staff Accountant

Re:	Cloudera, Inc.
Form 10-K for the fiscal year ended January 31, 2020
Filed March 27, 2020
File No. 001-38069

Dear Mss. Ebbertt and Kindelan:

We are transmitting this letter to acknowledge receipt of comments by Cloudera, Inc., a Delaware corporation (the “Company”), from the staff of the Securities and Exchange Commission by letter dated July 31, 2020 with respect to the Company’s Annual Report on Form 10-K filed on March 27, 2020 (the “Comments”), and to hereby request an extension of the period of time in which the Company has to respond to the Comments. The Company expects to respond to the Comments on or before August 21, 2020 and requests an extension to such date.

Please feel free to contact me by telephone at (650) 644-3950 or by email at jim@cloudera.com if you have any questions regarding this request.

Very truly yours,

/s/ Jim Frankola

Jim Frankola
Chief Financial Officer
Cloudera, Inc.

cc:	David Howard, Cloudera
Tad J. Freese, Latham & Watkins LLP
Philip S. Stoup, Latham & Watkins LLP